Filed by Arguss Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Arguss Communications, Inc.
Commission File No. 0-19589
Date: January 8, 2002

FORWARD LOOKING STATEMENTS:

     The report on Form 8-K incorporated by reference herein and the press release attached thereto contain forward-looking statements. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Dycom Industries, Inc. (“Dycom”) and Arguss Communications, Inc., (“Arguss”) and the benefits expected to result from the contemplated transaction, are based on management’s current expectation and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

     Factors that could cause or contribute to such differences include, but are not limited to, the risk that the conditions relating to the required minimum tender of shares, the approval by the Arguss stockholders of the subsequent merger (if that approval is necessary) or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Dycom and Arguss, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K and other periodic reports filed by Dycom and Arguss with the U.S. Securities and Exchange Commission (the “Commission”).

ADDITIONAL INFORMATION:

     Dycom intends to file a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO, and Arguss plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Commission in connection with the transaction. As soon as practicable, Dycom and Arguss will mail a Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related tender offer materials to stockholders of Arguss. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the Commission at http://www.sec.gov. Free copies of these documents may also be obtained from Dycom, by directing a request to Dycom Industries, Inc., 4440 PGA Boulevard, Palm Beach Gardens, Florida 33410, (561) 627-7171, or from Arguss, by directing a request to Arguss Communications, Inc., One Church Street, Suite 302, Rockville, Maryland 20850, (301) 315-0027.

     In addition to the Registration Statement, Tender Offer Statement, Prospectus and Solicitation/Recommendation Statement, Dycom and Arguss file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information filed by Dycom or Arguss at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information about the public reference rooms. Dycom’s and Arguss’ filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

     In addition, Arguss filed with the Commission definitive consent revocation materials on Form DEFC 14A on December 21, 2001, in connection with a consent solicitation commenced by Ronald D. Pierce and Kenneth R. Olsen. Arguss stockholders should read those materials, as they contain important information, including information about the participants in the consent revocation solicitation. Arguss also filed with the Commission letters to its stockholders on Form DEFA 14A on December 27, 2001 and January 7, 2001, in connection with the Pierce and Olsen consent solicitation. Copies of Arguss’ definitive consent revocation materials and additional definitive soliciting materials may be obtained free of charge at the Commission’s web site at http://www.sec.gov. Arguss will also provide its stockholders with a copy of its materials without charge. If you have any questions, please contact Morrow & Co., Inc., which is assisting Arguss in this matter, at 1-800-662-5200.

RIGHTS AGREEMENT AMENDMENT

     On January 7, 2002, the Board of Directors of the Arguss approved a First Amendment to Rights Agreement (the “Amendment”), dated as of January 7, 2002, to the Rights Agreement, dated as of November 7, 2001 (the “Rights Agreement”), between Arguss and Continental Stock Transfer & Trust Company, a New York corporation (the “Rights Agent”), and Arguss and the Rights Agent then executed the Amendment on the same date. The Amendment amends the Rights Agreement to exempt the merger agreement between Arguss and Dycom and all of the transactions contemplated thereby, in accordance with the terms thereof, from the application of the Rights Agreement. A copy of the Amendment was filed by Arguss under cover of Form 8-K today and is incorporated by reference into this filing.

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